Schedule A

EXECUTIVE OFFICERS AND DIRECTORS OF THE COVERED PERSONS

Set forth below are the names and principal occupation or employment of the executive officers and directors of the Covered Persons. Except as otherwise noted below, the business address of each such Executive Officer and Director of the Reporting Person is c/o T. Rowe Price Associates, Inc., 1307 Point Street, Baltimore, Maryland 21231. Each of the Executive Officers and Directors of the Reporting Person is a United States citizen.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Board of Directors	
Robert W. Sharps	Director, Chairman of the Board & President
Jennifer B. Dardis	Director & Vice President
David Oestreicher	Director & Vice President
Eric L. Veiel	Director & Vice President
Executives*	
Savonne L. Ferguson	Chief Compliance Officer
Jessica M. Hiebler	Treasurer & Controller
David Oestreicher	Secretary

*In addition to the listed Executive Officers, approximately 2,370 employees of the Reporting Person are Vice Presidents of the firm.